EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Registration Statement of Pacific Gas and Electric Company (a Debtor-in-Possession) and subsidiaries on Form S-3 of our report dated February 24, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (a) the adoption of new accounting standards in 2001 relating to derivative contracts, and (b) the ability of Pacific Gas and Electric Company to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement, and our report dated February 24, 2003 relating to the consolidated financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading of “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

October 24, 2003